UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 31, 2024

WILLIAM PENN BANCORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Maryland	001-40255	85-3898797
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

10 Canal Street, Suite 104, Bristol, Pennsylvania 19007

(Address of principal executive offices) (Zip Code)

(267) 540-8500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	WMPN	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into Material Definitive Agreement.

On October 31, 2024, William Penn Bancorporation (“William Penn”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mid Penn Bancorp, Inc. (“Mid Penn”) pursuant to which William Penn will merge with and into Mid Penn (the “Merger”), with Mid Penn being the surviving corporation in the Merger. Upon consummation of the Merger, William Penn Bank, a wholly-owned subsidiary of William Penn, will be merged with and into Mid Penn Bank (the “Bank Merger”), a wholly-owned subsidiary of Mid Penn, with Mid Penn Bank being the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the boards of directors of Mid Penn and William Penn.

Under the terms of the Merger Agreement, shareholders of William Penn will have the right to receive, for each share of common stock, par value $0.01 per share, of William Penn, 0.426 shares of Mid Penn common stock (the “Exchange Ratio”) and cash in lieu of fractional shares, subject to adjustment and proration as described in the Merger Agreement. It is expected the Merger will be completed in the second quarter of 2025.

Effective as of the effective time of the Merger, Kenneth J. Stephon, Chairman, President and Chief Executive Officer of William Penn, will be appointed as (i) a director of Mid Penn and Mid Penn Bank, (ii) Vice Chair of Mid Penn Bank, and (iii) Chief Corporate Development Officer of Mid Penn and Mid Penn Bank. All of the members of the board of directors of William Penn in office as of the effective time, other than Mr. Stephon, will be offered the opportunity to serve a paid three-year term on an advisory board of Mid Penn Bank.

At the effective time of the Merger, each outstanding William Penn restricted stock award will be assumed by Mid Penn and will continue to be subject to the same terms and conditions as applied to the William Penn restricted stock award immediately prior to the effective time of the Merger. Each assumed restricted stock award will be for a number of shares of Mid Penn common stock equal to the number of shares of William Penn common stock subject to the assumed award immediately prior to the effective time of the Merger, multiplied by the Exchange Ratio and rounded down to the nearest whole share.

At the effective time of the Merger, each outstanding William Penn stock option will be converted automatically into an option to purchase shares of Mid Penn common stock and will continue to be subject to the same terms and conditions as applied to the William Penn stock option immediately prior to the effective time of the Merger. The number of shares of Mid Penn common stock subject to each assumed William Penn stock option will be equal to the number of shares of William Penn common stock subject to the stock option immediately prior to the effective time of the Merger, multiplied by the Exchange Ratio and rounded down to the nearest whole share. The per share exercise price of each assumed William Penn stock option will also be adjusted by dividing the per share exercise price of the stock option by the Exchange Ratio, rounded up to the nearest cent.

The Merger Agreement contains customary representations and warranties from both Mid Penn and William Penn that are qualified by the confidential disclosures provided to the other party in connection with the Merger Agreement, as well as matters included in William Penn’s most recent annual report on Form 10-K filed with the United States Securities and Exchange Commission (the “SEC”) and subsequent reports filed with the SEC, and each party has agreed to customary covenants between execution of the Merger Agreement and the closing of the Merger, including in the case of both Mid Penn and William Penn a covenant to convene a meeting of shareholders to consider the issuance of shares of Mid Penn in the Merger and the Merger Agreement, respectively, and, subject to certain exceptions, to recommend that its shareholders approve and adopt such proposals, and in the case of William Penn, a covenant, subject to certain exceptions, not to solicit alternative acquisition proposals, provide information to third parties or engage in discussions with third parties relating to an acquisition proposal.

Completion of the Merger is subject to a number of customary conditions, including, among other things: (i) the approval of the Merger Agreement by the shareholders of William Penn; (ii) the approval of the issuance of shares of Mid Penn in the Merger by the shareholders of Mid Penn, (iii) the effectiveness of the registration statement to be filed by Mid Penn with the SEC relating to the Mid Penn common stock to be issued in the Merger; (iv) approval of the listing on the Nasdaq Stock Market of the shares of Mid Penn common stock to be issued in the Merger; (v) the absence of any order of other legal restriction prohibiting the closing of the Merger; and (vi) receipt of the required regulatory approvals without the imposition of any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the board of directors of either Mid Penn or William Penn, materially reduce the benefits of the Merger to such a degree that either William Penn or Mid Penn would not have entered into the Merger Agreement had such condition, restriction or requirement been known at the date of the Merger Agreement. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including: (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party; (b) performance in all material respects by the other party of its obligations under the Merger Agreement; (c) the absence of any material adverse effect (as such term is defined in the Merger Agreement) with respect to the other party; and (d) the receipt by each party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement contains certain termination rights for both William Penn and Mid Penn and further provides that, upon termination of the Merger Agreement under certain circumstances, William Penn may be obligated to pay a termination fee of $ 4,900,000.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the complete text of such document, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The representations, warranties, and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties will not survive completion of the Merger, and were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Mid Penn or William Penn, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Mid Penn, William Penn, and their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Mid Penn and William Penn and a prospectus of Mid Penn, as well as in the Forms 10-K, Forms 10-Q and other filings that Mid Penn and William Penn make with the SEC.

Concurrently with the execution of the Merger Agreement, each of the directors and executive officers of William Penn and Mid Penn have entered into separate affiliate letters pursuant to which such individuals have agreed, subject to the terms set forth therein, to vote their shares of common stock of William Penn or Mid Penn, as applicable, that they are entitled to vote for the Merger (with respect to William Penn) and the issuance of shares of Mid Penn common stock in the Merger (with respect to Mid Penn) and related matters and to become subject to certain transfer restrictions with respect to their holdings of William Penn common stock. Such affiliate letters represent approximately 9.2% and 8.9% of the issued and outstanding shares of William Penn and Mid Penn common stock, respectively. Each of these affiliate letters terminates in accordance with its terms if the Merger Agreement is terminated, and in other specified circumstances.

The foregoing summary of the affiliate letters does not purport to be complete and is qualified in its entirety by the text of such agreements, which are attached as Exhibits A (Form of William Penn Affiliate Letter) and B (Form of Mid Penn Affiliate Letter) to the Merger Agreement and are incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the Merger, Kenneth J. Stephon has entered into a three-year employment agreement with Mid Penn Bank, Mid Penn, William Penn Bank and William Penn under which Mr. Stephon will serve as Chief Corporate Development Officer of the combined companies following the completion of the Merger with an annual base salary of $400,000. Under the agreement, Mr. Stephon will receive a one-time payment of $2,074,776 from William Penn Bank or William Penn immediately prior to the effective time of the Merger as consideration for the termination of his existing employment agreement and his continued employment through the effective time. In addition, subject to his continued employment during the three-year term of the agreement, Mr. Stephon will receive a $900,000 retention bonus payable in three equal annual installments. Mid Penn will also make an annual $50,000 contribution to a deferred compensation plan to be established for his benefit. During the term of the agreement, Mr. Stephon will be eligible to receive annual and long-term incentive awards on a discretionary basis. If Mr. Stephon’s employment is terminated without cause or if Mr. Stephon terminates his employment for good reason (as defined in the agreement), he would be entitled to receive a lump sum payment equal to the base salary payable over the then remaining term of the agreement and continuation of medical benefits for the same period. If such termination occurs in connection with a change in control, Mr. Stephon would receive a severance payment equal to three times base salary if the termination occurs in the first year of employment, two times base salary if the termination occurs in the second year of employment, and one times base salary if the termination occurs in the third year of employment. In addition, Mr. Stephon’s benefits would be continued for a period of one to three years depending on the year in which the termination occurs.

Item 8.01	Other Events.

On November 1, 2024, Mid Penn and William Penn issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Mid Penn and William Penn, or other effects of the proposed Merger of Mid Penn and William Penn. Forward-looking statements are typically identified by words such as “believe,” “approximately,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements may include the expectations relating to the anticipated opportunities and financial and other benefits of the proposed Merger between Mid Penn and William Penn, and the projections of, or guidance on, Mid Penn’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in Mid Penn’s business or financial results. Mid Penn and William Penn are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this filing, and neither Mid Penn nor William Penn undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof. Actual results may differ materially from those described in any such forward-looking statements.

In addition to factors previously disclosed in the reports filed by Mid Penn and William Penn with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement entered into between Mid Penn and William Penn; the ability to obtain regulatory approvals and satisfy other closing conditions to the Merger, including approval by shareholders of Mid Penn and William Penn; the outcome of any legal proceedings that may be instituted against Mid Penn or William Penn; the possibility that the Merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; changes in Mid Penn’s share price before the closing of the Merger; risks relating to the potential dilutive effect of shares of Mid Penn company stock to be issued in the Merger; the timing of closing the Merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms; and any other factors that may affect future results of Mid Penn, William Penn and the combined company.

Important Additional Information About the Merger and Where to Find It

The proposed Merger transaction will be submitted to the shareholders of William Penn and Mid Penn for their consideration and approval. In connection with the proposed Merger transaction, Mid Penn will be filing with the SEC a registration statement on Form S-4, which will include a joint proxy statement of Mid Penn and William Penn and a prospectus of Mid Penn and other relevant documents concerning the proposed transaction. INVESTORS AND SHAREHOLDERS OF MID PENN AND WILLIAM PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Mid Penn and William Penn, free of charge from the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by contacting Mid Penn Bancorp, Inc., 2407 Park Drive, Harrisburg, Pennsylvania, 17110, attention: Investor Relations (telephone (866) 642-7736); or William Penn Bancorporation, 10 Canal Street, Suite 104, Bristol, Pennsylvania 19007, attention: Kenneth J. Stephon, President and CEO (telephone (267) 540-8500).

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

Mid Penn, William Penn and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Mid Penn and/or William Penn shareholders in connection with the proposed Merger transaction under the rules of the SEC. Information regarding the directors and executive officers of Mid Penn and William Penn is available in each company’s respective most recent definitive proxy statement filed with the SEC and other documents filed by Mid Penn and William Penn with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described under the heading “Important Additional Information About the Merger and Where to Find It.”

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, by and between Mid Penn Bancorp, Inc., and William Penn Bancorporation, dated October 31, 2024

99.1	Joint Press Release announcing the execution of the Merger Agreement, dated November 1, 2024

104	Cover Page Interactive Date File (embedded within the XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

WILLIAM PENN BANCORPORATION

Date: November 1, 2024	By:	/s/ Kenneth J. Stephon
Kenneth J. Stephon
Chairman, President and Chief Executive Officer